UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Entry Into a Material Definitive Agreement.

On July 28, 2023, Boqii Holding Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with VG Master Fund SPC (the “Investor”), under which, subject to specified terms and conditions, the Company may sell and issue in its discretion, up to $8.0 million of the Company’s American depositary shares (the “ADSs”) to the Investor, from time to time during the period commencing on July 28, 2023 and ending on the earlier of (i) the date on which the Investor shall have cumulatively purchased a number of ADSs pursuant to the Purchase Agreement equal to $8,000,000 or (ii) July 28, 2024.

Additionally, pursuant to the Purchase Agreement, the Company agreed to file a prospectus supplement with the Securities and Exchange Commission (the “SEC”), covering the offering and sale of the ADSs issued under the Purchase Agreement.

In consideration for entering into the Purchase Agreement, the Company will issue $40,000 of ADSs to the Investor as consideration for the Investor’s commitment to purchase up to $8.0 million of ADSs under the Purchase Agreement. The Company cannot sell any ADSs to the Investor until the date that a prospectus supplement covering such ADSs that have been, and may in the future be, issued to the Investor under the Purchase Agreement, which the Company agreed to file with the SEC pursuant to the Purchase Agreement, is filed and all of the other conditions set forth in the Purchase Agreement are satisfied. The purchase price per ADS for each such purchase will be equal to eighty percent of the lowest daily closing price of the ADSs as reported on The NYSE during the three business days beginning on and including the date that the Investor receives the Company’s written purchase notice under the Purchase Agreement.

The Company may elect to terminate the Purchase Agreement at any time, without any cost or penalty. The Investor has agreed that neither it nor any of its agents, representatives or affiliates shall engage in or effect any direct or indirect short-selling or hedging of the ADSs during any time prior to the termination of the Purchase Agreement.

The Company’s net proceeds under the Purchase Agreement will depend on the frequency of sales and the number of shares sold to the Investor and the prices at which the Company sells shares to the Investor. The Company expects that any net proceeds it receives from such sales will be used for general corporate purposes, including research and development expenses and working capital.

The foregoing descriptions of the Purchase Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1, which is incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any ADSs, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K, including Exhibit 5.1, Exhibit 10.1, and Exhibit 23.1, hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-267919) of the Company, as amended and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibits:

5.1	Legal Opinion of Maples and Calder (Hong Kong) LLP

10.1	Securities Purchase Agreement, dated July 28, 2023, between Boqii Holding Limited and VG Master Fund SPC

23.1	Consent of Maples and Calder (Hong Kong) LLP (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By	:	/s/ Yingzhi (Lisa) Tang
Name	:	Yingzhi (Lisa) Tang
Title	:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: July 28, 2023